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September 30, 2015

Suzanne Hayes
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Strongbridge Biopharma plc (f/k/a Cortendo plc)
Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-206654) filed on September 21, 2015

Dear Ms. Hayes:

On behalf of our client, Strongbridge Biopharma plc (f/k/a Cortendo plc), an Irish public limited company (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated September 28, 2015 (the “Letter”) regarding the Company’s above-referenced Amendment No. 2 to the Registration Statement on Form F-1, as filed with the Commission on September 21, 2015.  Contemporaneous with this submission, the Company is submitting Amendment No. 4 to the Registration Statement on Form F-1 (No. 333-206654) (the “Amended Registration Statement”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, each of the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment.  In the responses below, page number references are to the Amended Registration Statement.

Dilution, page 61

1.              It appears that you added in-process research and development and goodwill to your net assets to derive net tangible book value of $131.1 million at June 30, 2015 instead of subtracting them.  If so, please revise your dilution computations and disclosures to properly deduct your intangible assets from your historical net assets to derive net tangible book value.  Otherwise, please demonstrate to us how your dilution computation is appropriate.

ABU DHABI ♦ ATHENS ♦ BEIJING ♦ CENTURY CITY ♦ CHICAGO ♦ DUBAI ♦ FRANKFURT ♦ HONG KONG ♦ HOUSTON ♦ KAZAKHSTAN ♦ LONDON ♦ LOS ANGELES ♦ MUNICH ♦ NEW YORK ♦ NORTHERN VIRGINIA
PARIS ♦ PHILADELPHIA ♦ PITTSBURGH ♦ PRINCETON ♦RICHMOND ♦ SAN FRANCISCO ♦ SHANGHAI ♦ SILICON VALLEY ♦ SINGAPORE ♦ WASHINGTON, D.C. ♦ WILMINGTON

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the Company has revised its dilution computations and disclosures to properly deduct its intangible assets from its historical net assets to derive net tangible book value.  Such revisions are reflected in the Amended Registration Statement.

Exhibit 5.1

2.              Please revise your Exhibit 5.1 legal opinion to remove the assumptions included in Paragraphs 21, 22 and 23 of Schedule I.  Assumptions that assume away the relevant issue or assume any material or readily ascertainable facts underlying the opinion are inappropriate.  Please revise your legal opinion accordingly.

Response:  We respectfully acknowledge the Staff’s comment and advise the Staff that Arthur Cox, Irish counsel to the Company, has revised its Exhibit 5.1 legal opinion to remove the assumptions included in Paragraphs 21, 22 and 23 of Schedule I.  The revised opinion is being filed as Exhibit 5.1 to the Amended Registration Statement.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

Aron S. Izower

Reed Smith LLP

ASI:dl

cc:                                Stephen Long, Cortendo plc, by e-mail
Stuart Reid, Ernst & Young LLP, by e-mail
Divaker Gupta, Cooley LLP, by e-mail
Brent Siler, Cooley LLP, by e-mail